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                                                               EXHIBIT (a)(1)(K)

FOR IMMEDIATE RELEASE
MARCH 10, 2000


                  LIBERTY MEDIA ANNOUNCES EARLY TERMINATION OF
                        HART-SCOTT-RODINO WAITING PERIOD
                     FOR ACQUISITION OF ASCENT ENTERTAINMENT

ENGLEWOOD, Colo., March 10, 2000 - Liberty Media Corporation (NYSE: LMG.A, LMG.B) announced today that it has been notified by the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR") in connection with its acquisition of Ascent Entertainment Group, Inc. (Nasdaq: GOAL) has been granted.

The termination of the HSR waiting period satisfies the HSR-related condition described in Liberty Media's offering materials, which were mailed to Ascent stockholders. The tender offer remains subject to other conditions described in such offering materials.

Liberty Media's all-cash tender offer for all outstanding shares of Ascent Entertainment common stock will expire at 12:00 midnight, Eastern Time, on Monday, March 27, 2000, unless extended, subject to the terms and conditions of the offer.

Requests for copies of the offering materials and questions about the tender offer can be directed to D.F. King & Co., Inc., the Information Agent for the tender offer, at (888) 242-8153.